CALL ASSISTANT, INCORPORATED

FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
Call Assistant, Incorporated
Lodi, California

We have reviewed the accompanying financial statements of Call Assistant, Incorporated, which comprise the balance sheet as of December 31, 2019, and the related statement of income, statement of retained earnings and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
June 16, 2020

CALL ASSISTANT INCORPORATED
BALANCE SHEET
DECEMBER 31, 2019

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	101
TOTAL CURRENT ASSETS		101
TOTAL ASSETS	$	101

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	-
TOTAL CURRENT LIABILITIES		-
LONG-TERM LIABILITIES		
Note payable - related party		10,103
TOTAL LONG-TERM LIABILITIES		10,103
TOTAL LIABILITIES		10,103
SHAREHOLDERS' EQUITY		
Common stock, 10,000,000 shares authorized,		
9,000,000 issued and outstanding, $0.001 par value.		9,000
Additonal paid-in capital		-
Retained earnings		(19,002)
TOTAL SHAREHOLDERS' EQUITY		(10,002)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	101

See independent accountant's review report and accompanying notes to financial statements.

CALL ASSISTANT INCORPORATED
STATEMENT OF INCOME
DECEMBER 31, 2019

REVENUES	$ -
COST OF GOODS SOLD	-
GROSS PROFIT	-
OPERATING EXPENSES	
Consulting expenses	1,800
General and administrative expenses	10,002
Stock compensation expense	7,200
TOTAL OPERATING EXPENSES	19,002
NET LOSS	$ (19,002)

See independent accountant's review report and accompanying notes to financial statements.

CALL ASSISTANT INCORPORATED
STATEMENT OF RETAINED EARNINGS
DECEMBER 31, 2019

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
BEGINNING BALANCE, NOVEMBER 27, 2019	-	$ -	-	$ -	$ -
Issuance of common stock	9,000,000	9,000			$ 9,000
Net income				(19,002)	$ (19,002)
ENDING BALANCE, DECEMBER 31, 2019	9,000,000	$ 9,000	$ -	$ (19,002)	$ (10,002)

CALL ASSISTANT INCORPORATED
STATEMENT OF CASH FLOWS
DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(19,002)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in liabilities:		
Accounts payable		-
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES		(19,002)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of notes payable - related party		10,103
Issuance of common stock		9,000
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES		19,103
NET INCREASE (DECREASE) IN CASH		101
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	101

CASH PAID DURING THE YEAR FOR:		
INTEREST	$	-

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
Call Assistant, Incorporated (the "Company") was incorporated in the State of Delaware on November 26, 2019. The Company developed an application for Android devices that gives the customer a smart incoming call screen to handle and manage their incoming calls more efficiently and the "assistant" does the work for the customer. With the Smart Call Assistant, phone calls can be as productive and free as your daily life!

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1. **Summary of Significant Accounting Policies (continued)**

    Fair Value of Financial Instruments
    Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

    Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

    Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

    Level 3   - Unobservable inputs which are supported by little or no market activity.

    The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

    Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

    Concentrations of Credit Risk
    From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

    Revenue Recognition
    The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, the Company has not recorded any revenue.

    Advertising Expenses
    The Company expenses advertising costs as they are incurred.

    New Accounting Pronouncements
    There are no recent accounting pronouncements that are expected to have a material impact on the Company's current financial statements or current financial position.

2. **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

See independent accountant's review report.

3. Notes Payable – Related Party

Since inception, the majority shareholder of the Company has provided loans to the Company valued at $10,103 as of December 31, 2019. There is no interest, no minimum monthly payments and no maturity dates. Management does not intend to pay this amount back within the next year.

4. Equity

Common Stock
Under the certificate of incorporation, the authority to issue up to 10,000,000 shares of its common stock, at a $0.001 par value. As of December 31, 2019, the Company has 9,000,000 share of common stock issued and outstanding.

Share Based Payments
Under the Operating Agreement, the Company can issue compensatory equity interests to employees, contractors, and advisors, which grant the recipient an interest in
Company income, gain, loss, deductions, and distributions. During the year ending December 31, 2019, the Company issued 1,800,000 shares of common stock to consultants of the Company for their development efforts. Additionally, 7,200,000 shares of common stock were issued to the founders of the Company, as compensation.

5. Subsequent Events

During 2020, the Company issued an additional 250,000 shares of common stock has been issued to a consultant of the Company.

The Company has evaluated subsequent events through June 16, 2020 the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.